

ALLGREEN PROPERTIES LIMITED



06012737

SUPPL

File No. 82-4959

Date: 21 FEB 2006



SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH, D.C.
185
SECTION

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3909



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF RESULTS FOR FULL YEAR FINANCIAL STATEMENT

The Company wishes to advise that it intends to release its full year results for the year ended 31 December 2005 on or about 24 February 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
21 FEBRUARY 2006